Exhibit 99

[Letterhead of Federal Trust Corporation]

Dear Shareholder:

In May of this year, we commenced an offering of common stock, which granted rights to our shareholders to purchase shares. We did not complete the rights offering. In an effort to more quickly raise capital, we have chosen to conduct an offering directed to the public, including our shareholders. Enclosed, please find a prospectus describing the public offering, the business of Federal Trust Corporation and our management’s expected stock purchase levels.

The stock offering period is very limited. If you may be interested in participating in the stock offering, promptly call your broker or our selling agent and financial advisor, Stifel, Nicholaus & Company, Incorporated. If you have general questions about the offering, call Stifel, Nicholas & Company, Incorporated, at (            )             -             (toll-free), Monday through Friday (except bank holidays), between 10:00 a.m. and 4:00 p.m., Eastern Time.

Thank you for your support of Federal Trust Corporation.

Sincerely,

Dennis T. Ward
President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offering to buy shares of common stock. The offer is only made by the Prospectus. The shares of common stock are not insured and are not guaranteed by Federal Trust Corporation or by the federal or any state government.